Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Questions and Answers about the AGL Resources and Nicor Integration

During the recent Officer-led employee meetings and through the aglr-nicor-questions@aglresources.com mailbox, employees asked many very good questions about AGL Resources’ merger with Nicor. We have summarized your questions, grouped them into topic categories and answered them below. Please continue to share your questions and we will continue to provide you answers as new information becomes available.

This FAQ and other merger-related communications can be found on Planet at:
http://home/MergerCommunications.asp

Transition Team

Who is serving on the transition team?

1) John Somerhalder, Chairman, President and Chief Executive Officer, AGL Resources, and Russ Strobel, Chairman, President and Chief Executive Officer, Nicor, have named the following seven executives to the transition team:

•	Drew Evans, Executive Vice President and Chief Financial Officer, AGL Resources (chair)

•	Ralph Cleveland, Executive Vice President, Engineering and Operations, AGL Resources

•	Claudia Colalillo, Senior Vice President, Human Resources and Corporate Communications, Nicor Inc. and Nicor Gas

•	Rocco D’Alessandro, Executive Vice President, Operations, Nicor Gas

•	Hank Linginfelter, Executive Vice President, Utility Operations, AGL Resources

•	Gerry O’Connor, Senior Vice President, Finance and Strategic Planning, Nicor

•	Melanie Platt, Senior Vice President, Human Resources and Marketing Communications, AGL Resources; President, AGL Resources Foundation

Paul Gracey, Senior Vice President and General Counsel, Nicor, and Paul Shlanta, Executive Vice President and General Counsel, AGL Resources, will participate in transition team meetings on an as needed basis. The transition team will report to John Somerhalder and Russ Strobel. The team will focus on utilizing the strengths of each company to achieve a successful and efficient integration.

Jobs

2) Will the merger create more jobs for employees? Once everything is final, will we share the same job postings?

The larger combined organization will certainly create more opportunities for employees but it is far too early in the process to predict if or where new or more positions would be created.

3) How will moving the headquarters for Distribution Operations to Naperville, Ill., affect jobs at Ten Peachtree Place and the Riverdale Customer Care Center?

Determining the structure and support services needed for the new Distribution Operations headquarters will be one of the transition team’s priorities. At this point, we’re very early in the process. We understand that knowing the answer is very important to employees. Our commitment to you is that we will answer your questions as quickly and completely as possible, and we will keep you informed of important developments.

Benefits and 2011 Bonuses

4) Will there be any changes to our benefits plan?

No changes have been contemplated at this point.

5) Does combining with Nicor have any impact on the pension plan?

No, combining with Nicor has no impact on the AGL Resources pension plan.

6) How will combining with Nicor affect the AIP for this year and after the merger?

While a portion of expenses associated with the Nicor transaction will impact 2010 earnings, the transaction has not resulted in a change to our fiscal year 2010 earnings guidance range, which remains $2.95 to $3.05 per diluted share. The majority of transaction costs are expected to occur in 2011. Ultimately, AGL Resources’ Policy Committee and the Compensation and Management Development Committee of the Board of Directors will determine any payouts to be made under AIP, taking into consideration performance relative to targets as well as other factors such as merger transaction costs. We are still too early in the process to determine what, if any, changes will be needed in future years for the AIP.

AGL Stock and 2010 Earnings Guidance

7) What is the impact on our stock – short term and long term? Why is our share price going down and will it stay down?

While it is very difficult to predict stock price movements with any certainty, it is fairly common for the stock price of the company considered to be the buyer  (in this case AGL Resources) to move downward following the announcement of a transaction. This downward pressure on the stock price typically reflects the risks that company’s shareholders are taking on in terms of achieving the necessary regulatory approvals, synergy savings, adequate financing and other operational risks associated with the integration of two companies into one merged entity. In many cases, the price stabilizes and/or begins to recover somewhat as investors gain more certainty around achieving these various milestones.

Conversely, the stock of the other company in the transaction often trades up following the announcement, reflecting the fact that there is a known price in the market (i.e., the agreed purchase price) for the shares of that company’s stock. In many cases, that stock will trade closer to the purchase price as the transaction becomes more certain to close.

8) Is there a re-pricing trigger built into the deal to provide Nicor shareholders more stock if the AGL Resources stock price continues to fall?  Is there a similar Moody’s or Fitch rating change below which this deal cannot proceed?

The stock exchange ratio for the transaction is fixed at .8382. That means that for every share of Nicor stock held, the shareholder will receive $21.20 in cash and .8382 shares of AGL Resources stock. With respect to rating agency actions, both Moody’s and Fitch reaffirmed their ratings on AGL Resources and its subsidiaries immediately following the transaction announcement. Standard and Poor’s (S&P) put AGL Resources and its subsidiaries on Credit Watch Negative and noted it would expect a maximum one-notch downgrade in ratings as a result of the transaction, but we would still retain our investment grade rating. We do not anticipate any ratings issues with respect to closing or financing the merger.

9) What is the earnings per share (EPS) increase that we expect to see in the first full year and in the second full year after approval of the deal?

The transaction is anticipated to be neutral to AGL Resources’ EPS in the first full year following the close and accretive thereafter. The transaction is anticipated to enhance EPS growth and maintain credit quality.

10) Will this announcement change our earnings guidance for 2010?

While a portion of expenses associated with the Nicor merger will impact 2010 earnings, the transaction has not resulted in a change to our fiscal year 2010 earnings guidance range, which remains $2.95 to $3.05 per diluted share.

Merger

11) It seems that Nicor is a financially strong company; why did they want to sell?

This transaction provides a unique opportunity to combine two great companies that have highly complementary businesses, outstanding reputations and shared values. It represents real value to Nicor shareholders by providing a significant premium for their shares and an increased dividend, as well as the opportunity for ownership in a combined company with upside potential for growth.

12) The newspapers say we’re overpaying for Nicor. Is that true?

We believe we are paying a fair price for a great company with great assets and employees.

13) AGL Resources is talking about this transaction in terms of a “combined company.” What does that mean?

AGL Resources is merging with Nicor. As a result of this transaction, we will have increased scale and greater diversity in both our regulated operations and unregulated businesses. The combination creates a leading U.S. natural gas distribution company with:

•	Approximately $5.1 billion in annual revenues and EBITDA of $1.1 billion (combined figures as of September 30, 2010);

•
Seven regulated natural gas distribution companies providing natural gas service to approximately 4.5 million customers in Illinois, Georgia, New Jersey, Virginia, Florida, Tennessee and Maryland, with a rate base of $3.8 billion;

•	Over 1 million retail customers in the unregulated businesses;

•	Physical wholesale gas business delivering approximately 4.7 billion cubic feet (Bcf) per day to gas customers; and

•	Expertise and facilities across the natural gas storage value chain that will provide 31 Bcf of storage in 2012 with expansion potential up to 90 Bcf.

14) What will the Illinois Commerce Commission consider in deciding whether to approve the deal?

The ICC’s mission is “to pursue an appropriate balance between the interest of consumers and existing and emerging service providers to ensure the provision of adequate, efficient, reliable, safe and least-cost public utility services.” We expect that they will evaluate our transaction with this mission in mind.

15) Will AGL Resources continue to look at combining with or acquiring more companies in the future?

Yes, AGL Resources will continue to analyze opportunities to grow the company through combinations and acquisitions. We have a proven track record of successful acquisitions and integrations over the past 10 years, and expect to strengthen those capabilities even further as we combine the Nicor assets with our own. The prudent acquisitions we have made have enabled AGL Resources to improve customer service and to provide those services more efficiently. Although we remain acquisitive, our top priority in 2011 will be the successful financing, closing and operational integration of the Nicor assets.

Regulatory Affairs

16) How does the merger affect future rate cases for our other local distribution companies, especially Atlanta Gas Light?

That question is difficult to answer because there are many factors that influence the timing of rate cases. We do expect this merger to allow the company to spread its shared expenses over a larger base and, as a result, reduce allocations to each of our operating companies. This is commonly referred to as “synergies.” These synergies may then be used to serve our customers more efficiently and lead to lower rates over time compared to what they might otherwise be. In Georgia, the Public Service Commission recently established a mechanism that will allow us to share the savings between the Company and our customers for synergies that benefit Atlanta Gas Light.

17) Once the Nicor merger is complete, will we have to go to FERC to get approval for our rates?

No. Nicor Gas is regulated by the Illinois Commerce Commission. Nicor’s storage facility currently under construction in California, Central Valley Gas Storage, is under the jurisdiction of the California Public Utilities Commission. As it relates to natural gas regulation, FERC has jurisdiction over interstate pipelines and storage projects that are not state regulated.

Post-merger Company Name and Operations

18) Will we change our company name? Will Nicor adopt the AGL Resources logo and branding?

These are very good questions. At this point, we’re early in the integration process; there’s a lot of work ahead that our companies need to do. As the transition team undertakes its vital work of leading the integration, we will keep you informed of important developments. Our commitment to you is that we will answer all of your questions as quickly and completely as possible.

19) One of Nicor’s companies is Nicor Services which offers a broad range of retail services such as warranty, natural gas price protection, and HVAC products and services to residential customers. Will this division be expanded to our distribution service areas?

This is also a very good question. As the transition team undertakes its vital work of leading the integration, we will keep you informed of important developments. Our commitment to you is that we will answer all of your questions as quickly and completely as possible.

Nicor Operations

20) What does Nicor stand for? How old is Nicor Gas?

Nicor Gas was founded in 1954 as Northern Illinois Gas and today is one of the largest natural gas distribution companies in the country, serving more than two million customers in 643 communities. Nicor, the parent company of Nicor Gas, was incorporated in 1976.

21) What type of pipe does Nicor Gas have in the ground?

Nicor Gas’ distribution, transmission and storage system includes approximately 34,000 miles of steel, plastic and cast iron main; approximately two million steel, plastic/aluminum composite, plastic and copper services connecting the mains to customers’ premises; and eight underground storage fields.

22) Does Nicor Gas have a pipeline replacement program for aging bare steel and cast iron pipe?

Each year, Nicor Gas prepares an annual main replacement plan. Over the past two years, Nicor Gas has replaced approximately 80 miles of cast iron mains.

23) Are gas meters in Nicor Gas’ service territory located inside or outside?

The vast majority of the company’s 2.2 million gas meters are located outdoors, with approximately 211,000 meters located indoors.

24) Does Nicor Gas have automated meter reading (AMR) technology?

Nicor Gas does not use the AMR technology for residential meters, but a very small percentage of large commercial and industrial customers use the Itron MV-90 system.

25) What is Nicor Gas’ service territory like -- rural, small towns, industrial, agricultural?

The company’s service territory is a diverse, well-balanced mix of residential, commercial and industrial customers. Serving most of the northern third of Illinois, Nicor Gas’ territory is in close proximity to Chicago, with densely populated communities and a variety of commercial and industrial enterprises. Additionally, there are a myriad of much smaller, rural farming communities, located in the southern and western parts of its service territory.

26) Are any Nicor employees in a union? If so, what job types are unionized?

Nicor Gas has one union, the International Brotherhood of Electrical Workers (IBEW). The types of jobs that are unionized at the company are physical and clerical positions.

27) What is Nicor’s safety record?

Nicor Gas has shown a significant decline in personal and vehicular accidents over the last 10 years. In fact, in 2009, the American Gas Association named Nicor Gas one of the “most improved” companies with regard to safety. The company’s latest incident frequency rates statistics show that there are 4.24 vehicular accidents per million miles driven and 4.20 personal injuries per 200,000 hours worked. In 2010, the company launched a Safety Excellence Culture initiative called “Focus On Safety - The Vision is Clear.”

28) Does Nicor operate in a deregulated market?

Yes, but the market in Illinois is different than that in Georgia. Nicor Gas has a natural gas supplier choice program called Customer Select. The program began as a pilot in 1998 and was opened up to all customers in March 2002. It’s a voluntary program that allows Nicor Gas customers to choose their natural gas supplier. Nicor Gas continues to purchase gas for customers who choose not to participate in the program.

29) How did Nicor get into the shipping business?

In 1982, Nicor acquired Florida-based Birdsall, Inc. in an expansion of marine operations. Tropical Shipping was a subsidiary of Birdsall Inc.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.